Exhibit 99.1

CONFIDENTIAL

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 24b-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. […***…] INDICATES OMITTED MATERIAL THAT IS THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST FILED SEPARATELY WITH THE COMMISSION. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

Execution Copy
Confidential

FIRST AMENDMENT TO
COLLABORATION AGREEMENT

This First Amendment (the "Amendment") to the Agreement (as defined below), is entered into as of May 29, 2017, by and between CELGENE CORPORATION, a corporation organized and existing under the laws of Delaware, with its principal business office located at 86 Morris Avenue, Summit, NJ 07901, USA ("Celgene Corp."), CELGENE ALPINE INVESTMENT CO. LLC ("Celgene Alpine" and, together with Celgene Corp., "Celgene") and ZYMEWORKS INC., a corporation organized and existing under the laws of Canada, and extra provincially in British Columbia, having an address at 540-1385 West 8th Avenue,  Vancouver, BC, Canada V6H 3V9 ("Zymeworks").  Zymeworks and Celgene are each referred to individually as a "Party" and together as the "Parties".

BACKGROUND
A.
Celgene and Zymeworks entered into that certain COLLABORATION AGREEMENT (the "Agreement"), effective as of December 23, 2014, pursuant to which the Parties are conducting the Research Program (as defined in the Agreement) and Zymeworks granted certain licenses to Celgene under the Zymeworks Intellectual Property (as defined in the Agreement).

B.	Celgene and Zymeworks now desire to amend the Agreement as set forth herein.
NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein below, the sufficiency of which is acknowledged by both Parties, the Parties agree as follows:
AGREEMENT
1.	Definitions. Unless otherwise defined in this Amendment, initially capitalized terms used herein shall have the meanings given to them in the Agreement.
2.	[…***…][1]. Section 1.26 of the Agreement is hereby deleted in its entirety and replaced with the following:
"1.26 "[…***…]"2 means Celgene's […***…]3 with respect to the Zymeworks Platform for all Sequence Pairs that are […***…]4 to any given Collaboration Sequence Pair, as further described in

1 Competitive Information – Exclusivity Information.
2 Competitive Information – Exclusivity Information.

CONFIDENTIAL
Section 3.4.  For clarity, […***…]5 will be examined only with respect to the […***…]6 of the […***…]7, and only those […***…]8 that are […***…]9 to both […***…]10 examined individually shall be […***…]11 to Celgene."
3.	References to […***…][12]. All references in the Agreement to […***…][13]are hereby replaced with references to […***…][14].
4.	Section 3.4. Collaboration Sequence Pairs. Definitions. The fourth sentence of Section 3.4 of the Agreement is hereby deleted in its entirety and replaced with the following:

"Each designated Sequence Pair shall then be subject to gatekeeping pursuant to Section 3.5 below, and if a designated Sequence Pair is available in accordance with such gatekeeping, and is further approved by the JRC, it then becomes a "Collaboration Sequence Pair," and Celgene shall have […***…]15with respect to such Collaboration Sequence Pair, meaning that Zymeworks will not (alone or in collaboration with a Third Party) apply the Zymeworks Platform to such Collaboration Sequence Pair or Sequence Pairs that are […***…]16 to both […***…]17, other than pursuant to the Research Program; provided that, for so long as a Collaboration Sequence Pair is the Confidential Information of Celgene, Zymeworks shall not, for the purpose of avoiding […***…]18, reverse engineer such Collaboration Sequence Pair, or otherwise start with such Collaboration Sequence Pair and […***…]19 to create a Sequence Pair which is […***…]20.  For clarity, the foregoing shall not limit Zymeworks' ability to apply the Zymeworks Platform (alone or in collaboration with a Third Party) to any Sequence Pair that is […***…]21, which Sequence Pair is generated and provided to it by a Third Party without access to the Collaboration Sequence Pair through Zymeworks."
5.
No Other Modifications.  Except as specifically set forth in this Amendment, the terms and conditions of the Amendment shall remain in full force and effect. No waiver of any obligation under this Amendment shall be effective unless it has been given in writing and signed by the Party giving such waiver.  No

3 Competitive Information – Exclusivity Information.
4 Competitive Information – Exclusivity Information.
5 Competitive Information – Exclusivity Information.
6 Competitive Information – Technical Information.
7 Competitive Information – Exclusivity Information.
8 Competitive Information – Exclusivity Information.
9 Competitive Information – Exclusivity Information.
10 Competitive Information – Exclusivity Information.
11 Competitive Information – Exclusivity Information.
12 Competitive Information – Exclusivity Information.
13 Competitive Information – Exclusivity Information.
14 Competitive Information – Exclusivity Information.
15 Competitive Information – Exclusivity Information.
16 Competitive Information – Exclusivity Information.
17 Competitive Information – Exclusivity Information.
18 Competitive Information – Exclusivity Information.
19 Competitive Information – Technical Information.
20 Competitive Information – Exclusivity Information.
21 Competitive Information – Exclusivity Information.

CONFIDENTIAL
provision of this Amendment may be amended or modified other than by a written document signed by authorized representatives of each Party.
6.
Miscellaneous.  This Amendment, together with the Agreement, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof and supersedes all proposals, oral or written, and all other communications between the Parties with respect to such subject matter.  This Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  This Amendment shall be governed by and construed in accordance with the laws of the State of New York and the patent laws of the United States without reference to any rules of conflict of laws.

[Remainder of page left blank intentionally; signature page to follow.]

CONFIDENTIAL

IN WITNESS WHEREOF, the Parties intending to be bound have caused this Amendment to be executed by their duly authorized representatives.

ZYMEWORKS INC.

By:	/s/ Ali Tehrani
Name:	Ali Tehrani, Ph.D.
Title:	President & Chief Executive Officer

CELGENE CORPORATION

By:	/s/ Michael Attar
Name:	Michael Attar
Title:	Executive Director

CELGENE ALPINE INVESTMENT CO. LLC

By:	/s/ Kevin Mello
Name:	Kevin Mello
Title:	Manager